



January 3, 2006



SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis licenses eInvoicing technology to another utility company" dated December 22, 2005.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Very truly yours,

JS/sll
Enclosures

1000, rue de Sérigny-- Bureau 600
Longueuil (Québec) - J4K 5B1
Téléphone : (450) 928-6341 - Télécopieur : (450) 928-6019


Emergis

>>> News release

Emergis licenses eInvoicing technology to another utility company

Montréal, December 22, 2005 – Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that it has entered into another agreement to license its electronic invoicing and payment technology patent, to Knoxville Utilities Board (KUB) of Tennessee.

"The current agreement is another important step in our efforts to realize the full value of our eInvoicing patent by entering into licensing agreements with users of electronic bill presentment and payment in North America," said Marc Filion, Executive Vice-President, Business Development and Corporate Strategy of Emergis.

Emergis was granted a U.S. patent in March 2000 for electronic invoicing and payment, a service which allows companies to offer their customers the ability to receive and pay invoices electronically. Emergis no longer offers its electronic invoicing and payment service, but it has retained ownership of the patent.

Electronic invoicing and payment programs are part of KUB's current EPay options which allow its customers to make payments on an account without having to print and deliver a check to KUB.

Knoxville Utilities Board is a municipal utility serving Knox County and parts of seven adjacent counties in Tennessee. It provides electric, gas, water, and wastewater services to more than 410,000 customers.

About Emergis
Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and approximately 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions which may be announced or which may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing

of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. In making the forward-looking statements contained in this news release, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT DECEMBER 22, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: Ann-Marie Gagné, 450 928-6361